UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Zix Corporation
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

98974P100
(CUSIP Number)

ROCKALL EMERGING MARKETS MASTER FUND LIMITED
M&C Corporate Services Limited, P.O. Box 309GT
Ugland House, South Church Street, George Town
Grand Cayman, Cayman Islands

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98974P100

1	NAME OF REPORTING PERSON ROCKALL EMERGING MARKETS MASTER FUND LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,742,500
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,742,500
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,742,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 98974P100

1	NAME OF REPORTING PERSON MELDRUM ASSET MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,742,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,742,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,742,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 98974P100

1	NAME OF REPORTING PERSON Con Egan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION IRELAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 548,038
	8	SHARED VOTING POWER 3,742,500
	9	SOLE DISPOSITIVE POWER 548,038
	10	SHARED DISPOSITIVE POWER 3,742,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,290,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98974P100

1	NAME OF REPORTING PERSON Conor O’Driscoll
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 399,190
	8	SHARED VOTING POWER 3,742,500
	9	SOLE DISPOSITIVE POWER 399,190
	10	SHARED DISPOSITIVE POWER 3,742,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,141,690
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98974P100

1	NAME OF REPORTING PERSON Fulvio Dobrich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,560,446
	8	SHARED VOTING POWER 3,742,500
	9	SOLE DISPOSITIVE POWER 1,560,446
	10	SHARED DISPOSITIVE POWER 3,742,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,302,946
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98974P100

1	NAME OF REPORTING PERSON Michael E. Dailey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98974P100

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended as follows:

On November 5, 2012, in connection with the special meeting of shareholders (the “Special Meeting”) the Reporting Persons have requested to be called by the Issuer, the Reporting Persons delivered a letter to the Issuer (the “Nomination and Business Proposal Letter”) (i) proposing to remove, without cause, at the Special Meeting, each of Robert C. Hausmann, James S. Marston, and Maribess L. Miller, who are members of the current Board, as well as any other individual(s) that may be elected or appointed to the Board to fill any existing or newly created directorship or vacancy on the Board during the period beginning on the date prior to the Company’s receipt of the Reporting Persons’ Special Meeting request, up to and through the date of the Special Meeting (the “Removal Directors”) and (ii) nominating Michael Dailey, Fulvio Dobrich and Conor O’Driscoll as nominees (the “Nominees”) to be elected to the Board at the Special Meeting to fill any vacancies that may exist in the event that some or all of the Removal Directors are successfully removed, without cause, at the Special Meeting.  In the Nomination & Business Proposal Letter, the Reporting Persons also submitted the following bylaw amendment proposals to be voted on at the Special Meeting in order to safeguard against any shareholder-unfriendly Bylaw amendments or actions the Board may take to limit the ability of shareholders to remove and replace the Removal Directors at the Special Meeting: (i) a proposal to repeal any Bylaws adopted by the Board during the period beginning on the date prior to the Company’s receipt of the Special Meeting request and through the date of the Special Meeting and (ii) a proposal to amend the Bylaws to fix the number of directors on the Board at six (6).

The Reporting Persons are prepared to engage in discussions with management and the Board of the Issuer regarding the proposals and nominations in connection with the Special Meeting and the composition of the Issuer’s Board, generally.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - 5(c) are hereby amended as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 61,264,533 Shares outstanding, as of November 2, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2012.

A.	Rockall Emerging Markets Master Fund Limited

(a)	As of the close of business on November 7, 2012, Rockall beneficially owned 3,742,500 Shares.

Percentage: Approximately 6.1%.

(b)	1. Sole power to vote or direct vote: 3,742,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,742,500
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 98974P100

(c)	Rockall has not entered into has entered into any transactions in the Shares during the past 60 days.

B.	Meldrum Asset Management, LLC

(a)	As of the close of business on November 7, 2012, Meldrum, as the investment manager of Rockall, may be deemed the beneficial owner of the 3,742,500 Shares owned by Rockall.

Percentage: Approximately 6.1%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,742,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,742,500

(c)	Meldrum has not entered into any transactions in the Shares during the past 60 days.

C.	Con Egan

(a)
As of the close of business on November 7, 2012, Mr. Egan, as a principal of Meldrum, may be deemed the beneficial owner of the (i) 3,742,500 Shares owned by Rockall, and (ii) the direct owner of the 548,038 Shares owned by Mr. Egan in his individual capacity.

Percentage: Approximately 7.0%.

(b)	1. Sole power to vote or direct vote: 548,038
2. Shared power to vote or direct vote: 3,742,500
3. Sole power to dispose or direct the disposition: 548,038
4. Shared power to dispose or direct the disposition: 3,742,500

(c)	Mr. Egan has not entered into any transactions in the Shares during the past 60 days.

D.	Conor O’Driscoll

(a)
As of the close of business on November 7, 2012, Mr. O’Driscoll, as a principal of Meldrum, may be deemed the beneficial owner of the (i) 3,742,500 Shares owned by Rockall, and (ii) the direct owner of the 399,190 Shares owned by Mr. O’Driscoll in his individual capacity.

Percentage: Approximately 6.8%.

(b)	1. Sole power to vote or direct vote: 399,190
2. Shared power to vote or direct vote: 3,742,500
3. Sole power to dispose or direct the disposition: 399,190
4. Shared power to dispose or direct the disposition: 3,742,500

(c)	Mr. O’Driscoll has not entered into any transactions in the Shares during the past 60 days.

CUSIP NO. 98974P100

E.	Fulvio Dobrich

(a)
As of the close of business on November 7, 2012, Mr. Dobrich, as a principal of Meldrum, may be deemed the beneficial owner of the (i) 3,742,500 Shares owned by Rockall, and (ii) the direct owner of the 1,560,446 Shares owned by Mr. Dobrich in his individual capacity.

Percentage: Approximately 8.7%.

(b)	1. Sole power to vote or direct vote: 1,560,446
2. Shared power to vote or direct vote: 3,742,500
3. Sole power to dispose or direct the disposition: 1,560,446
4. Shared power to dispose or direct the disposition: 3,742,500

(c)	Mr. Dobrich has not entered into any transactions in the Shares during the past 60 days.

F.	Michael E. Dailey

(a)	As of the close of business on November 7, 2012, Mr. Dailey does not directly own any Shares.

Percentage: Approximately 0.0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Dailey has not entered into any transactions in the Shares during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 7, 2012, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Joint Filing and Solicitation Agreement dated as of November 7, 2012, among Rockall Emerging Markets Master Fund Limited, Meldrum Asset Management, LLC, Con Egan, Conor O’Driscoll, Fulvio Dobrich and Michael Dailey.

CUSIP NO. 98974P100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 8, 2012

ROCKALL EMERGING MARKETS MASTER FUND LIMITED

By:	Meldrum Asset Management, LLC its Investment Manager

By:	/s/ Con Egan
	Name:	Con Egan
	Title:	Manager

MELDRUM ASSET MANAGEMENT, LLC

By:	/s/ Con Egan
	Name:	Con Egan
	Title:	Manager

/s/ Con Egan
Con Egan

/s/ Conor O’Driscoll
Conor O’Driscoll

/s/ Fulvio Dobrich
Fulvio Dobrich

/s/ Michael E. Dailey
Michael E. Dailey